UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓    )            No    Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )            No (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 25, 2005. Attached is English language version of the notice.

The following table sets forth the summary of the provision of collateral for CyberBank Corporation.

1. Accumulated amount in the current fiscal year (KRW) (excluding the amount previously reported)	Real estate	-
	Movable properties	15,000,000,000
	Securities	-
	Other assets	-
	Total	15,000,000,000
- Equity Capital (KRW)	126,316,489,253
- Ratio to Equity Capital (%)	11.8

2. Applicability of Fair Trade Act	No

3. Others	-

[Details]

Debtor: CyberBank Corporation

1. Relationship to company		Affiliated company

2. Maximum amount of collateral (KRW)		15,000,000,000

- Priority of collateral		1

3. Items of collateral		Time Deposits, etc.

4. Collateral Value (KRW)		15,000,000,000

5. Period of collateral provision	From	-
	To	-

6. Creditor		The Korea Development Bank, etc.

7. Decision date		May 25, 2005
-Attendance of outside directors	Present(No)	2
	Absent(No)	1

2

-Attendance of auditors (members of audit committee who are not outside directors)	Present

8. Total balance of collateral provided to the debtor	15,000,000,000

9. Others

- Summary on provision of collateral that is offered with time deposits is not newly provided but the extension of the term of provision of collateral.

- Total balance of collateral provided to the debtor is 15,000 million won. However, accumulated amount in the previous fiscal year is 23,000 million won.

- Period of collateral provision is start according to taking out a time deposits and collateral provision in order after May 26, 2005. Maturity date is for a three- year period from starting date of collateral provision.

Date of relevant disclosure	May 11, 2004

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

4